UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           BOSTON LIFE SCIENCES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    100843408
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                                 (CUSIP Number)


                                October 13, 2003
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                  (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  This Amendment No. 1 amends the statement on Schedule 13D, dated September 29, 2003, relating to Boston Life Sciences, Inc. (the "Company") as follows:

Item 4.  Purpose of the Transaction

            The following is added after the last paragraph of Item 4:

            On October 13, 2003, Robert L. Gipson and Thomas O. Boucher, Jr. sent a letter to each director of the Company, a copy of which is filed as Exhibit No. 3 hereto and incorporated herein by reference. The letter requests that the Company call and hold a special meeting of its stockholders to consider the removal of David Hillson and Marc Lanser as directors of the Company and the recommendation that the number of directors comprising the entire Board of Directors be reduced to five. If the Board of Directors calls the special meeting, Messrs. Gipson and Boucher intend to solicit proxies from other stockholders of the Company in favor of the foregoing proposals.

Item 7.  Material to be Filed as Exhibits

            The following paragraph is added after the last paragraph of
Item 7:

            The Index to Exhibits of Amendment No. 1 to Schedule 13D is incorporated herein by reference.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  October 14, 2003


INGALLS & SNYDER, LLC


By: /s/ Thomas O. Boucher, Jr.
    -------------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /s/ Thomas O. Boucher, Jr.
    -------------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/s/ Thomas O. Boucher, Jr.
-----------------------------------------
Thomas O. Boucher, Jr.


/s/ Robert L. Gipson
-----------------------------------------
Robert L. Gipson

                                INDEX TO EXHIBITS

            The following is filed as an Exhibit hereto:

            3. Letter from Robert L. Gipson and Thomas O. Boucher, Jr. to the directors of Boston Life Sciences, Inc., dated October 13, 2003, requesting that a special meeting of the Company's stockholders be called and held.

                                                                      Exhibit 3






                                ROBERT L. GIPSON
                             THOMAS O. BOUCHER, JR.
                                 61 Broadway
                             New York, New York 10006


                                October 13, 2003

Dr. Colin B Bier Dr.                     Robert Langer
ABA BioResearch Inc.                     MIT Building E25 677 Dr.
Frederick Phillips                       Room 342
Saint-Laurent (Montreal),                77 Massachusetts Ave.
Quebec H4M 2W4                           Cambridge, MA 02139
Canada


William L S Guinness                     E. Christopher Palmer
SBIR                                     30 Colpitts Road
11 Grosvenor Crescent                    Weston, MA  02493
London
SW1X 7EE
United Kingdom

S. David Hillson, Esq.                   Stephen M Peck
Boston Life Sciences Inc.                The Torrey Funds
20 Newbury Street                        505 Park Ave.
Boston, MA 02116                         5th Floor
                                         New York, New York  10022

Dr. Marc E. Lanser
Boston Life Sciences Inc.
20 Newbury Street
Boston, MA 02116



            Re:   Boston Life Sciences, Inc.

Gentlemen:

            This letter is written to each of you in your capacity as a director of Boston Life Sciences, Inc. ("BLSI"). As you know, since March 2002, we and others introduced to BLSI by us have purchased securities of BLSI in three private placements producing proceeds to BLSI of $14,860,000. Bob Gipson is currently the "beneficial owner" (as defined under the applicable SEC rule) of 20.32% of the outstanding shares of BLSI's common stock.

            We have spent substantial time studying BLSI and have reached the inexorable conclusion that, at this stage of its development, BLSI is in critical need of strong, experienced scientific leadership. That is why we supported the Board of Directors' action in March 2003 to replace David Hillson as chief executive officer with Dr. Robert Rosenthal, although Mr. Hillson remained as Chairman of the Board and a director. However, we believe that the conduct of Mr. Hillson since Dr. Rosenthal's elevation undermined Dr. Rosenthal's ability to lead BLSI and resulted in his recent resignation. This conduct and other actions of Mr. Hillson make it apparent that he must be removed as a director of BLSI if the company has any hope of attracting a new chief executive officer with the necessary skills to achieve the success for BLSI that we believe possible. We are certain that the vast majority of BLSI's stockholders agree with us. We also believe that good corporate governance combined with a need for a clean slate for a new chief executive recommends that Dr. Marc Lanser be removed as a director.

            In order that the stockholders of BLSI may take appropriate action to protect the company and their investments in it at this crucial juncture, we request that the Board of Directors of BLSI call and hold a special meeting of stockholders of the company to consider the following proposals:

    o the immediate removal of David Hillson and Marc Lanser as directors of BLSI; and

    o the recommendation to the Board of Directors that the number of directors comprising the entire Board of Directors be reduced to five.

            If the Board of Directors calls the special meeting, we intend to solicit proxies from other BLSI stockholders in favor of the foregoing proposals. We would like to discuss with you an appropriate and reasonable timetable for calling and holding the special meeting.

            The BLSI stockholders are relying on you to act in accordance with your fiduciary duties at this crucial stage in the life of BLSI by calling the special stockholders meeting and letting the owners of BLSI be heard.

            We remain, as always, willing to meet with the independent directors to review issues relating to the best interests of the company.

      Very truly yours,



      Robert L. Gipson                          Thomas O. Boucher, Jr.